UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of February 2021
Commission File Number: 001-38281

ERYTECH Pharma S.A.
(Translation of registrant’s name into English)

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60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F            ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release
On February 8, 2021, ERYTECH Pharma S.A. issued a press release to announce that TRYbeCA-1, a Phase 3 clinical trial evaluating eryaspase in second-line pancreatic cancer, will continue without modification following a planned interim superiority analysis conducted by an Independent Data Monitoring Committee (IDMC). A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBITS

Exhibit	Description

99.1	Press Release dated February 8, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date:	February 8, 2021	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer